Points International Ltd. Reports Second Quarter 2017 Financial Results

Record Revenue in Second Quarter

Second Quarter Gross Profit1 increased to $11.4 Million

Toronto, Canada, August 9, 2017 – Points (TSX: PTS) (Nasdaq: PCOM), the global leader in powering loyalty commerce, today announced results for the second quarter ended June 30, 2017.

“The second quarter of 2017 saw the continued execution of our strategy to leverage our unique capabilities to drive profitable growth while expanding our market opportunity. Our Loyalty Currency Retailing business continued to provide us with stable growth and strong profitability, while our two strategic growth initiatives demonstrated increasing traction in the market,” stated Rob MacLean, CEO. “As such, we remain confident regarding our full year expectations for growth in gross profit and adjusted EBITDA2, and expect this to set us up for meaningful 2018 growth in our key gross profit and adjusted EBITDA metrics.”

Second Quarter 2017 Financial Results

(Unless otherwise stated, all comparisons are on a year-over-year basis and all amounts are in USD$. The complete second quarter Condensed Consolidated Interim Financial Statements and Management Discussion & Analysis, including segmented results, are available at www.sedar.com and www.sec.gov.)

“We believe that the groundwork we’ve laid in the first half of this year is setting us up very well to meet our mid-term targets and we are encouraged by the momentum we look to be carrying into 2018,” commented MacLean.

  Revenue increased to a record $85.8 million from $83.9 million. Principal Revenues totaled $81.9 million and Other Partner Revenue was $3.8 million.
  Gross Profit grew 2% to $11.4 million, compared to $11.2 million.
  Total Adjusted Operating Expenses3 were $8.3 million, compared to $7.9 million.
  Net Income totaled $0.7 million, or $0.05 per diluted share, compared to Net Income of $0.9 million, or $0.06 per diluted share.

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1 Gross profit is defined as total revenues less the direct cost of revenues. Gross profit is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.
2 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, share-based compensation and impairment of long-term investments) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.
3 Adjusted Operating Expenses consists of employment expenses excluding stock based compensation, marketing and communications, technology services, and other operating expenses. Adjusted Operating Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for total expenses, which we believe to be the most directly comparable IFRS measure.

  Adjusted EBITDA was $3.1 million, compared to $3.2 million.

Recent Business Highlights

  Recently signed and will launch this week a new partnership with Spanish airline Air Europa, for core Buy, Gift & Transfer services.
  Announced a partnership with Scotiabank, a leading multi-national financial institution and the third largest bank in Canada, to power new loyalty capabilities of Scotiabank’s My Mobile Wallet app.
  Launched new international earn and redemption loyalty commerce eStores in partnership with Collinson Latitude for MeliaRewards, the loyalty programme for Melia Hotels International.
  In late stages of completing a number of additional Platform Partner relationships between a number of retailers and loyalty programs that are expected to be in market in 2H 2017.
  Named by Branham300 as one of Canada’s Top 250 Information and Communication Technology (ICT) companies. Ranking 30th on the list, this marks the sixth consecutive year that Points has received the honour. In addition, Points was ranked 6th in the Top 10 Canadian Software as a Service (SaaS) companies, and 9th in the Top 25 Canadian Software companies.
  The Board of Directors has re-approved the Corporation’s Normal Course Issuer Bid (NCIB) with the addition of an Automatic Share Purchase Plan (ASPP) and the intention to accelerate execution of this plan over the next three quarters.

Outlook

The Company is reiterating financial guidance for the year ending December 31, 2017, as follows:

  Gross profit is expected to increase up to 10% from 2016
  Adjusted EBITDA is expected to increase up to 10% from 2016

Investor Conference Call

Points' conference call with investors will be held today at 4:30 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0784 ten minutes prior to the start time. International callers should dial (201) 689-8560.

In addition, the call is being webcast and can be accessed at the Company's web site: www.points.com and will be archived online upon completion of the call. A telephonic replay of the conference call will also be available until 11:59 p.m. Eastern Time on Wednesday, August 23, 2017, by dialing (844) 512-2921 in the U.S. and Canada and (412) 317-6671 internationally and entering the passcode 13667184.

Normal Course Issuer Bid with Automatic Share Purchase Plan

Points announced today that the Toronto Stock Exchange ("TSX") has accepted its notice of intention to make a normal course issuer bid to repurchase up to 743,468 of its common shares (the "Repurchase"), representing approximately 5% of its 14,869,374 common shares issued and outstanding as of July 31, 2017. Points has entered into an automatic share purchase plan with a broker in order to facilitate the Repurchase.

The primary purpose of the Repurchase is for cancellation. Under the automatic share purchase plan, Points' broker may repurchase shares at times when Points would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods. Repurchases will be made from time-to-time at the broker's discretion based upon parameters prescribed by the parties' written agreement. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market ("NASDAQ") or other alternative trading systems in the United States and Canada.

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All purchases of common shares will be made in accordance with applicable securities laws and stock exchange rules of the United States and Canada. Repurchases on NASDAQ will be at the market price at the time of purchase in compliance with applicable securities laws of the United States and Repurchases on the TSX will be at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made through other alternative trading systems in the United States and Canada, or by such other means as may be permitted by the TSX, NASDAQ and applicable law. As a result of certain rules and policies of the TSX, subject to certain permitted exceptions, the maximum number of shares which can be repurchased per day on the TSX is 1,488 based on 25% of the average daily trading volume on the TSX for the prior six months (being 5,955 shares per day). Subject to regulatory requirements, the actual number of common shares purchased and the timing of such purchases, if any, will be determined by Points' broker having regard to future price movements and other factors, including the parameters prescribed by the parties' written agreement.

The Repurchase will commence on August 14, 2017 and will terminate on August 13, 2018. Under its previous normal course issuer bid, Points purchased a total of 429,728 common shares with a weighted average price of Cdn.$9.81 per share through the facilities of the TSX, NASDAQ and other alternative trading systems in the United States and Canada. Points' previous normal course issuer bid commenced on March 9, 2016 and terminated on March 8, 2017.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS) (Nasdaq: PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of almost 60 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service, offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel and car bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, opportunities for new products and partners and incremental revenue, potential for growth in revenue and gross margin and our guidance for 2017 with respect to gross profit and adjusted EBITDA expectations. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

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The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Use of Non-GAAP Measures

The Corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board of Director’s in assessing the Corporation’s performance and in making decisions about ongoing operations. These measures are also used by investors as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

Contact	:	Points Investor Relations
ICR, Inc.
Garo Toomajanian
ir@points.com

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Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Profit4 Information

Expressed in thousands of United States dollars

	For the three months ended

	June 30, 2017	June 30, 2016

Total Revenue	$85,767	$83,864
Direct cost of revenue	74,374	72,704
Gross Profit	$11,393	$11,160
Gross Margin	13%	13%

Reconciliation of Net Income to Adjusted EBITDA5

Expressed in thousands of United States dollars

	For the three months ended

	June 30, 2017	June 30, 2016

Net Income	$732	$931
Income tax expense	395	220
Depreciation and amortization	998	1,297
Foreign exchange loss (gain)	(102)	88
Stock-based compensation	1,063	690
Adjusted EBITDA	$3,086	$3,226

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4 Gross Profit is defined as total revenues less the direct cost of principal revenues. Gross profit is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.

5 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, share-based compensation and impairment of long-term investments) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

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Reconciliation of Total Expenses to Adjusted Operating Expenses6

Expressed in thousands of United States dollars

	For the three months ended

	June 30, 2017	June 30, 2016

Total Expenses	$84,640	$82,713
Subtract (add):
Direct cost of revenue	74,374	72,704
Depreciation and amortization	998	1,297
Foreign exchange loss (gain)	(102)	88
Stock-based compensation	1,063	690
Adjusted Operating Expenses	$8,307	$7,934

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6 Adjusted Operating Expenses consists of employment expenses excluding stock based compensation, marketing, technology, and other operating expenses. Adjusted Operating Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for total expenses, which we believe to be the most directly comparable IFRS measure.

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Points International Ltd.
Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

As at	June 30,	December 31,
	2017	2016
ASSETS
Current assets
Cash and cash equivalents	$40,512	$46,492
Short-term investments	10,033	10,033
Restricted cash	500	500
Funds receivable from payment processors	11,170	10,461
Accounts receivable	5,336	4,057
Prepaid expenses and other assets	2,488	1,475
Total current assets	$70,039	$73,018

Non-current assets
Property and equipment	2,097	1,750
Intangible assets	15,990	16,896
Goodwill	7,130	7,130
Deferred tax assets	1,923	1,725
Other assets	2,713	2,715
Total non-current assets	$29,853	$30,216
Total assets	$99,892	$103,234

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$5,382	$6,335
Income taxes payable	437	1,638
Payable to loyalty program partners	48,539	53,242
Current portion of other liabilities	890	771
Total current liabilities	$55,248	$61,986

Non-current liabilities
Deferred tax liabilities	168	211
Other liabilities	673	719
Total non-current liabilities	$841	$930

Total liabilities	$56,089	$62,916

SHAREHOLDERS’ EQUITY
Share capital	58,414	58,412
Contributed surplus	11,349	9,881
Accumulated other comprehensive income (loss)	304	(127)
Accumulated deficit	(26,264)	(27,848)
Total shareholders’ equity	$43,803	$40,318
Total liabilities and shareholders’ equity	$99,892	$103,234
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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	For the three months		For the six months
	ended		ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
REVENUE
Principal	$81,861	$80,529	$161,349	$151,270
Other partner revenue	3,836	3,288	7,189	6,061
Interest	70	47	87	93
Total Revenue	$85,767	$83,864	$168,625	$157,424

EXPENSES
Direct cost of principal revenue	74,374	72,704	146,156	136,069
Employment costs	6,190	6,214	12,071	12,117
Marketing and communications	640	461	1,165	787
Technology services	469	416	901	790
Depreciation and amortization	998	1,297	1,988	2,227
Foreign exchange (gain) loss	(102)	88	(108)	168
Operating expenses	2,071	1,533	4,082	2,826
Total Expenses	$84,640	$82,713	$166,255	$154,984

OPERATING INCOME BEFORE INCOME TAXES	$1,127	$1,151	$2,370	$2,440

Income tax expense	395	220	786	616
NET INCOME	$732	$931	$1,584	$1,824

OTHER COMPREHENSIVE INCOME
Items that will subsequently be reclassified to profit or loss:
Unrealized gain on foreign exchange derivative designated as cash flow hedges	378	135	528	955
Income tax effect	(101)	(36)	(141)	(253)

Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges	130	29	60	337
Income tax effect	(34)	(7)	(16)	(89)
Other comprehensive income for the period, net of income tax	$373	$121	$431	$950

TOTAL COMPREHENSIVE INCOME	$1,105	$1,052	$2,015	$2,774

EARNINGS PER SHARE
Basic earnings per share	$0.05	$0.06	$0.11	$0.12
Diluted earnings per share	$0.05	$0.06	$0.11	$0.12

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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

			Attributable to equity holders of the Company
				Accumulated
Expressed in thousands of United States dollars except				other		Total
number of shares	Share Capital		Contributed	comprehensive	Accumulated	shareholders’
(Unaudited)	Number		Surplus	income (loss)	deficit	equity
	of Shares	Amount

Balance at December 31, 2016	14,878,674	$58,412	$9,881	$(127)	$(27,848)	$40,318
Net lncome	-	-	-	-	1,584	1,584
Other comprehensive income, net of tax	-	-	-	431	-	431
Total comprehensive income	-	-	-	431	1,584	2,015
Effect of share option compensation plan	-	-	144	-	-	144
Effect of RSU compensation plan	-	-	1,592	-	-	1,592
Share issuances – RSUs	-	234	(234)	-	-	-
Share capital held in trust	-	(196)	-	-	-	(196)
Shares repurchased	(9,300)	(36)	(34)	-	-	(70)
Balance at June 30, 2017	14,869,374	$58,414	$11,349	$304	$(26,264)	$43,803

Balance at December 31, 2015	15,306,402	$59,293	$9,859	$(624)	$(26,333)	$42,195
Net lncome	-	-	-	-	1,824	1,824
Other comprehensive income, net of tax	-	-	-	950	-	950
Total comprehensive income	-	-	-	950	1,824	2,774
Effect of share option compensation plan	-	-	352	-	-	352
Effect of RSU compensation plan	-	-	1,006	-	-	1,006
Share issuances – share options	500	7	(2)	-	-	5
Share issuances – RSUs	-	315	(315)	-	-	-
Shares repurchased	(77,482)	(302)	(373)	-	-	(675)
Balance at June 30, 2016	15,229,420	$59,313	$10,527	$326	$(24,509)	$45,657

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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

	For the three months		For the six months
	ended		ended

	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016

Cash flows from operating activities
Net income for the period	$732	$931	$1,584	$1,824
Adjustments for:
Depreciation of property and equipment	211	356	411	592
Amortization of intangible assets	787	941	1,577	1,635
Unrealized foreign exchange loss (gain)	540	(759)	709	(535)
Equity-settled share-based payment transactions	1,063	690	1,736	1,358
Deferred income tax expense (recovery)	(234)	(15)	(398)	(2)
Net loss on derivative contracts designated as cash flow hedges	508	164	588	1,292
Changes in non-cash balances related to operations	(4,127)	7,132	(9,783)	(1,094)
Net cash provided by (used in) operating activities	$(520)	$9,440	$(3,576)	$5,070

Cash flows from investing activities
Acquisition of property and equipment	(455)	(239)	(758)	(355)
Additions to intangible assets	(411)	(393)	(671)	(1,075)
Changes in restricted cash	-	500	-	500
Net cash provided by (used in) investing activities	$(866)	$(132)	$(1,429)	$(930)

Cash flows from financing activities
Proceeds from exercise of share options	-	5	-	5
Purchase of share capital held in trust	(196)	-	(196)	-
Shares repurchased	-	(405)	(70)	(675)
Net cash provided by (used in) financing activities	$(196)	$(400)	$(266)	$(670)

Effect of exchange rate fluctuations on cash held	(540)	760	(709)	537

Net increase (decrease) in cash and cash equivalents	$(2,122)	$9,668	$(5,980)	$4,007
Cash and cash equivalents at beginning of the period	$42,634	$45,703	$46,492	$51,364
Cash and cash equivalents at end of the period	$40,512	$55,371	$40,512	$55,371

Interest Received	$25	$37	$48	$74
Taxes Paid	$(732)	$(34)	$(2,505)	$(300)
Taxes Received	$114	$-	$114	$-

Amounts received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

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